UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13G

(Rule 13d-102)

Information to be Included in Statements Filed Pursuant

to § 240.13d-1(b), (c) and (d) and Amendments Thereto Filed

Pursuant to § 240.13d-2

Under the Securities Exchange Act of 1934

(Amendment No.     )

Third Harmonic Bio, Inc.

(Name of Issuer)

Common Stock, $0.0001

par value per share

(Title of Class of Securities)

88427A107

(CUSIP Number)

September 19, 2022

(Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (“Act”), or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 88427A107	13G	Page 2 of 7

1	Names of reporting persons Bain Capital Life Sciences Opportunities III, LP
2	Check the appropriate box if a member of a group (a) ☐ (b) ☐
3	SEC use only
4	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with:		5	Sole voting power 0 shares of Common Stock
		6	Shared voting power 2,280,082 shares of Common Stock
		7	Sole dispositive power 0 shares of Common Stock
		8	Shared dispositive power 2,280,082 shares of Common Stock
9	Aggregate amount beneficially owned by each reporting person 2,280,082 shares of Common Stock
10	Check if the aggregate amount in Row (9) excludes certain shares ☐
11	Percent of class represented by amount in Row (9) 5.7%
12	Type of reporting person
PN

CUSIP No. 88427A107	13G	Page 3 of 7

1	Names of reporting persons Bain Capital Life Sciences Investors, LLC
2	Check the appropriate box if a member of a group (a) ☐ (b) ☐
3	SEC use only
4	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with:		5	Sole voting power 0 shares of Common Stock
		6	Shared voting power 2,280,082 shares of Common Stock
		7	Sole dispositive power 0 shares of Common Stock
		8	Shared dispositive power 2,280,082 shares of Common Stock
9	Aggregate amount beneficially owned by each reporting person 2,280,082 shares of Common Stock
10	Check if the aggregate amount in Row (9) excludes certain shares ☐
11	Percent of class represented by amount in Row (9) 5.7%
12	Type of reporting person
PN

CUSIP No. 88427A107	13G	Page 4 of 7

Item 1(a).  Name of Issuer

The name of the issuer to which this filing on Schedule 13G relates is Third Harmonic Bio, Inc. (the “Issuer”).

Item 1(b).  Address of Issuer’s Principal Executive Offices

The principal executive offices of the Issuer are located at 300 Technology Square, 8th Floor, Cambridge, Massachusetts 02139.

Item 2(a).  Name of Person Filing

This Schedule 13G is being filed by Bain Capital Life Sciences Opportunities III, LP, a Delaware limited partnership (“BCLS III Opportunities”).

Bain Capital Life Sciences Investors, LLC, a Delaware limited liability company (“BCLSI”), is the manager of Bain Capital Life Sciences Opportunities III GP, LLC, a Delaware limited liability company (“BCLS III Opportunities GP” and, together with BCLS III Opportunities and BCLSI, the “Bain Capital Life Sciences Entities”), which is the general partner of BCLS III Opportunities. As a result, BCLSI may be deemed to share voting and dispositive power with respect to the securities held by BCLS III Opportunities.

BCLS III Opportunities and BCLSI have entered into a Joint Filing Agreement, dated September 29, 2022, pursuant to which they have agreed to file this Schedule 13G jointly in accordance with the provisions of Rule 13d-1(k)(1) promulgated under the Act.

Item 2(b).  Address of Principal Business Office or, if None, Residence

The principal business address for each of the Bain Capital Life Sciences Entities is 200 Clarendon Street, Boston, Massachusetts 02116.

Item 2(c).  Citizenship

Each of the Bain Capital Life Sciences Entities are organized under the laws of the State of Delaware.

Item 2(d).  Title of Class of Securities

The class of securities of the Issuer to which this Schedule 13G relates is Common Stock, $0.0001 par value per share (“Common Stock”).

Item 2(e).  CUSIP Number

The CUSIP number of the Common Stock is 88427A107.

Item 3.  If this statement is filed pursuant to §§ 240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a

(a)	☐ Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

(b)	☐ Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	☐ Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)	☐ Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

(e)	☐ An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E);

(f)	☐ An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F);

(g)	☐ A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);

CUSIP No. 88427A107	13G	Page 5 of 7

(h)	☐ A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act (15 U.S.C. 80a-3);

(j)	☐ A non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J);

(k)	☐ Group, in accordance with § 240.13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J), please specify the type of institution.

Item 4.  Ownership

(a) Amount beneficially owned:

As of the date hereof, BCLS III Opportunities holds 2,280,082 shares of Common Stock, representing approximately 5.7% of the outstanding shares of Common Stock.

The percentage of the outstanding shares of Common Stock held by BCLS III Opportunities is based on 40,328,935 shares of Common Stock issued and outstanding, as reported by the Issuer in its prospectus relating to its initial public offering, filed with the Securities and Exchange Commission pursuant to Rule 424(b) under the Securities Act of 1933, as amended, on September 15, 2022, after giving effect to the full exercise of the underwriters’ option to purchase additional shares of Common Stock.

(b) Percent of class:

See Item 4(a) hereof.

(c) Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote:

0

(ii) Shared power to vote or direct the vote:

2,280,082

(iii) Sole power to dispose or to direct the disposition of:

0

(iv) Shared power to dispose or to direct the disposition of:

2,280,082

Item 5.  Ownership of Five Percent or Less of a Class

Not applicable.

Item 6.  Ownership of More than Five Percent on Behalf of Another Person

Not applicable.

Item 7.  Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person

Not applicable.

CUSIP No. 88427A107	13G	Page 6 of 7

Item 8.  Identification and Classification of Members of the Group

Not applicable.

Item 9.  Notice of Dissolution of Group

Not applicable.

Item 10.  Certifications

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the Issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

CUSIP No. 88427A107	13G	Page 7 of 7

SIGNATURES

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information in this statement is true, complete and correct.

Dated: September 29, 2022	Bain Capital Life Sciences Opportunities III, LP

	By:	Bain Capital Life Sciences Opportunities III GP, LLC,
its general partner

	By:	Bain Capital Life Sciences Investors, LLC,
its manager

	By:	/s/ Adam Koppel
Name: Adam Koppel
Title: Managing Director

Bain Capital Life Sciences Investors, LLC

	By:	/s/ Adam Koppel
Name: Adam Koppel
Title: Managing Director

Exhibit A

AGREEMENT REGARDING THE JOINT FILING OF

SCHEDULE 13G

The undersigned hereby agree as follows:

(i)	Each of them is individually eligible to use the Schedule 13G to which this Exhibit is attached, and such Schedule 13G is filed on behalf of each of them; and

(ii)

Each of them is responsible for the timely filing of such Schedule 13G and any amendments thereto, and for the completeness and accuracy of the information concerning such person contained therein; but none of them is responsible for the completeness or accuracy of the information concerning the other persons making the filing, unless such person knows or has reason to believe that such information is inaccurate.

Dated: September 29, 2022	Bain Capital Life Sciences Opportunities III, LP

	By:	Bain Capital Life Sciences Opportunities III GP, LLC,
its general partner

	By:	Bain Capital Life Sciences Investors, LLC,
its manager

	By:	/s/ Adam Koppel
Name: Adam Koppel
Title: Managing Director

Bain Capital Life Sciences Investors, LLC

	By:	/s/ Adam Koppel
Name: Adam Koppel
Title: Managing Director